September 11, 2013
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-4628
Mail Stop 4628
Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 19, 2013
            File No. 1-08968

Dear Mr. Schwall:

On August 29, 2013, the Company received the comments of the staff of the Division of Corporation Finance (Staff) of the U.S. Securities and Exchange Commission (SEC) regarding our Form 10-K for the Fiscal Year Ended December 31, 2012 (2012 Form 10-K). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2012 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Form 10-K for the Fiscal Year Ended December 31, 2013.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 11, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 33

We are not insured against all of the operating risks to which our business is exposed, page 46

1.
We note your disclosure at page 38 that you routinely apply hydraulic-fracturing techniques in many of your U.S. onshore oil and natural-gas drilling and completion programs. We also note your disclosure at pages 38 - 39 regarding the regulatory risks related to hydraulic fracturing, and your disclosure at page 43 regarding laws and regulations relating to environmental protection. Please revise the above-captioned risk factor to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Response: We acknowledge the Staff’s comment and note that when preparing our annual and quarterly reports on Forms 10-K and 10-Q, and whenever we offer securities, we closely review our risk factor disclosures to assess whether they address all of our material risks, whether from operations or otherwise. We have reviewed the referenced risk factors and believe the Company’s current disclosure regarding its hydraulic fracturing operations is appropriate. Our risk factor disclosure on page 46 of the 2012 Form 10-K indicates that “Our business is subject to all of the operating risks normally associated with the exploration for and production, gathering, processing, and transportation of oil and gas . . . .”. Except with respect to the potential effects of federal, state and local legislative and regulatory initiatives regulating hydraulic fracturing on our exploration, development and production activities, which we have separately disclosed on pages 38-39 and 43, we do not believe that our hydraulic fracturing activities pose a material risk above and beyond the inherent operating risks generally associated with our business. Hydraulic fracturing is only one part of the multi-stage process of designing, drilling, completing and equipping a well and making that well ready for production. We do not believe that the use of hydraulic fracturing poses a more pronounced risk than the other aspects of such operations and therefore do not believe that it is appropriate to single-out hydraulic fracturing in our disclosure.
Consistent with our current practice, we will continue to assess these potential risks and will update or expand our disclosures in the future to the extent such risks could become material to the Company. Such risks have not changed materially and, as a result, the Company believes that no additional information is required in the next Form 10-Q. Notwithstanding the foregoing, in our Form 10-K for the Fiscal Year Ended December 31, 2013, we propose to expand the above-captioned risk factor as follows (the new language is underlined):

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 11, 2013

We are not insured against all of the operating risks to which our business is exposed.

Our business is subject to all of the operating risks normally associated with the exploration for and production, gathering, processing, and transportation of oil and gas, including blowouts; cratering and fire; environmental hazards, such as gas leaks, oil spills, pipeline and vessel ruptures, and releases of chemicals or other hazardous substances, any of which could result in damage to, or destruction of, oil and natural-gas wells or formations, production facilities, and other property, pollution or other environmental damage as well as injury to persons. For protection against financial loss resulting from these operating hazards, we maintain insurance coverage, including insurance coverage for certain physical damage, blowout/control of a well, comprehensive general liability, aviation liability, and worker’s compensation and employer’s liability. However, our insurance coverage may not be sufficient to cover us against 100% of potential losses arising as a result of the foregoing, and for certain risks, such as political risk, business interruption, war, terrorism, and piracy, for which we have limited or no coverage. In addition, we are not insured against all risks in all aspects of our business, such as hurricanes. The occurrence of a significant event against which we are not fully insured could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements
Note 17. Contingencies, page 124
Tronox Litigation, page 130

2.
We note that you reversed the settlement-based $525 million accrual previously recognized in connection with the Adversary Proceeding described in your filing. We also note your disclosure stating that you consider a loss related to the litigation of the Adversary Proceeding to be reasonably possible, but not probable. In addition, you have disclosed a range of potential loss from zero to $1.4 billion. Please tell us about the factors that contributed to management’s conclusion that a loss is not probable and to the expectation that you will prevail in defending against the claims asserted in the Adversary Proceeding. Your response should identify and explain the events that caused this change in judgment. As part of your response, please explain the changes in fact pattern from December 31, 2011 when $250 million was accrued as the estimated loss related to this matter.

Response: The Company’s conclusion that a loss related to the litigation of the Adversary Proceeding is not probable is based on the Company’s opinion regarding the likelihood of final resolution through litigation and the Company’s belief, due to the nature of the litigation, the progress of the case and the opinions of legal counsel, that it will more likely than not prevail in defending against the claims asserted in the Adversary

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 11, 2013

Proceeding. As of December 31, 2011, and March 31, 2012, the Company believed it likely that the parties would reach a settlement on reasonable terms and thus the Company considered a loss, via settlement, related to the Adversary Proceeding to be probable, as disclosed in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 (2011 Form 10-K) and the Form 10-Q for the Quarterly Period Ended March 31, 2012 (First Quarter 2012 Form 10-Q).
FASB ASC 450-20-25-2 requires that an estimated loss from a loss contingency be accrued if information before the financial statements are issued or are available to be issued indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. The Company participated in mediation with the plaintiffs in January 2012, which led to settlement discussions. Based on management’s assessment of the merits of the Company’s case, settlement discussions to the filing date, and then-current settlement authority for this matter, the Company determined that resolution through settlement was probable, and that the best estimate of loss from settlement was $250 million. This amount was accrued, as disclosed in the Company’s 2011 Form 10-K that was filed on February 21, 2012.
In an effort to resolve the uncertainty surrounding the Adversary Proceeding, the Company continued settlement negotiations. Based on settlement negotiations through the filing date for the First Quarter 2012 Form 10-Q, the Company increased its best estimate of loss through settlement to $525 million as disclosed in the First Quarter 2012 Form 10-Q. Despite the lack of progress in settlement discussions, the Company believed that resolution through settlement was still probable at that time.
After the First Quarter 2012 Form 10-Q was filed, additional settlement negotiations ensued. In early August 2012, the Company’s attempts to resolve the Adversary Proceeding through mediation and settlement discussions reached an impasse and management concluded that the fundamental differences as to settlement parameters could not be overcome. Accordingly, at that time the Company concluded that the likelihood of settlement was remote and that litigation was the probable form of final resolution of the Adversary Proceeding. Based on the Company’s belief that it will more likely than not prevail in defending against the claims asserted in the Adversary Proceeding, the Company concluded that a loss related to the litigation of the Adversary Proceeding was not probable. As a result, the Company reversed the $525 million accrual related to the proposed settlement offers in its Form 10-Q for the Quarterly Period Ended June 30, 2012.
Since that time, despite other efforts made by the Company to settle the matter and resolve the uncertainty related to the Adversary Proceeding, there have been no facts and circumstances that have led the Company to conclude that the likelihood of settlement was more than remote or that a loss related to the Adversary Proceeding was probable.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 11, 2013

Note 21 - Segment Information, page 136

3.
We note that you have presented consolidated adjusted EBITDAX, a non-GAAP measure, as part of the footnotes to your consolidated financial statements. Please tell us how you considered the guidance per Item 10(e)(5) of Regulation S-K which states that non-GAAP measures should be presented outside of the financial statements.

Response: Item 10(e)(5) of Regulation S-K states that non-GAAP financial measures should be presented outside of the financial statements unless the financial measure is required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements. We considered the guidance and disclosure requirements of FASB ASC 280-10 in concluding that it is appropriate to include non-GAAP financial measures in our segment footnote.
FASB ASC 280-10-50-27 requires disclosure of the measure of profit or loss for each reportable segment that is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. FASB ASC 280-10-50-29 and 30 require disclosure of the nature of, and a reconciliation of, differences between the measurements of the reportable segments’ profits or losses and the entity’s consolidated income before income taxes. By nature, the requirement to reconcile to a GAAP measure contemplates that the measure of profit or loss for each reportable segment may be a non-GAAP measure. We believe this conclusion is further supported when considering Appendix A: Background Information and Basis for Conclusions included in SFAS No. 131 (as amended), “Disclosures about Segments of an Enterprise and Related Information,” where the FASB, in paragraph 84, explains its decision not to require segment information be provided in accordance with the same generally accepted accounting principles used to prepare the consolidated financial statements.

4.
We note the non-GAAP measure consolidated adjusted EBITDAX includes an adjustment to remove unrealized gains and losses on derivatives. Your disclosure indicates that these gains and losses are excluded from adjusted EBITDAX because they are not considered a measure of asset operating performance. Please tell us whether the realized gains and losses on derivatives included in adjusted EBITDAX represent a cash gain or loss at settlement.

Response: The realized gains and losses on derivatives included in adjusted EBITDAX do represent a cash gain or loss at settlement.
* * * * *

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 11, 2013

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ Robert G. Gwin

cc:       H. Paulett Eberhart, Chairperson, Audit Committee
           Mark L. Zajac, KPMG LLP
           David P. Oelman, Vinson & Elkins L.L.P.
           D. Alan Beck, Jr., Vinson & Elkins L.L.P.
           Ethan Horowitz, Accounting Branch Chief, U.S. Securities and Exchange Commission